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August 12, 2011

BY EDGAR

Patrick F. Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	New York Life Insurance and Annuity Corporation, et al.
Application pursuant to Sections 26(c) and 17(b) of the
Investment Company Act of 1940; File No. 812-13903

Dear Patrick:

Thank you for your prompt review of the above-referenced application (“Application”).   On behalf of the Applicants, I am responding to the Commission Staff’s comments received by facsimile on July 18, 2011 and by telephone on July 19, 2011, as set out below.  For convenience of reference, the responses are preceded by a recitation of the Staff’s comments in their entirety.  In addition, all capitalized terms used herein have the meanings accorded to them in the Application.

Comment 1.  Please confirm that none of the Contracts offer benefits with asset allocation restrictions that may be adversely affected by the substitution.

Response:  Confirmed.  None of the Contracts offer benefits with asset allocation restrictions that may be adversely affected by the Proposed Substitutions.   Three of the seven Proposed Substitutions involve Existing Portfolios that are permitted investments under the Investment Protection Plan (IPP) rider that is available under certain Contracts.  Following the Proposed Substitutions, the corresponding Replacement Portfolios will be permitted investments under the IPP rider.   The Proposed Substitutions, therefore, will have no adverse affect on any Contract benefits with asset allocation restrictions.

Patrick F. Scott, Esq.
August 12, 2011

Comment 2.  Please confirm that for the portfolios with 12b-l plans, the 12b-l fees listed are the maximums authorized under the plan.

Response:  The 12b-l fees listed in the Application will be the maximums authorized under the relevant 12b-1 plan.

Comment 3.  Please note that, because the expense cap is at the portfolio level rather than the separate account level, in addition to the Manager's agreement with the Replacement Portfolios, NYLIAC must undertake not to increase separate account expenses during any period that the cap on portfolio expenses is in place.

Response:  Under the terms of the Contracts, NYLIAC cannot unilaterally increase the Separate Account expenses borne by existing Contract owners.  Applicants respectfully submit that adding the proposed undertaking could be misleading inasmuch as it strongly suggests that NYLIAC could increase Separate Account expenses borne by existing Contract owners when it cannot.  Therefore, instead of the proposed undertaking, Applicants will add a representation in the Application to the effect that Separate Account expenses borne by existing Contract owners cannot be unilaterally increased by NYLIAC under the terms of the Contracts. See the draft amendment accompanying this letter (“Draft Amendment”).

Comment 4.  On page 24, please amend the last sentence in the "Performance History" section to read:

The Section 26 Applicants note that the estimated lower annual net operating expenses of certain of the Replacement Portfolios could positively affect the performance of those
Replacement Portfolios as compared to that of the corresponding Existing Portfolios.
[Emphasis added].

Response:  Comment complied with.   See the Draft Amendment on page 25.

Comment 5.  Please confirm that all the Contracts have effective registration statements, which are updated annually.

Response:  Confirmed with respect to all Contracts listed in Appendix A of the Application that are registered with the Commission (“Registered Contracts”).  Please be advised that all Registered Contracts have currently effective registration statements that are updated annually.  Appendix A of the Application also lists certain Contracts issued through NYLIAC Private Placement Variable Universal Life Separate Accounts – I & II that are not registered with the Commission.

Patrick F. Scott, Esq.
August 12, 2011

Comment 6.  The total net fund assets of the Portfolios, currently disclosed in Appendix B as of
12/31/10, should be updated so that the application reflects the most currently available dollar amounts.

Response:  Comment complied with.   See the Draft Amendment at Appendix B.

Comment 7.  For the proposed substitutions where the management fees are increasing, a contractowner vote should take place to approve those substitutions.

Response:  The comment applies to Proposed Substitutions 1, 3, and 7.  Applicants respectfully submit that approving Proposed Substitutions 1, 3, and 7 would be consistent with the standards of Section 26(c) and the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act -- without any Contract Owner approval -- for the following reasons:

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First, Section 26(c) does not require nor does it contemplate a vote by the unit investment trust (“UIT”) investors affected by any proposed substitution.  This follows from the fact that Congress’s intent in amending Section 26 in 1970 was for the Commission to exercise its judgment in place of that of shareholders in passing upon the merits of a proposed substitution.  As you know, in recommending to Congress that it amend Section 26 to require Commission approval of any proposed substitution, the Commission advised Congress, among other things, that "security holders in a unit investment trust are seldom in a position to judge the merits of the substituted security."   SEC, Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966) (emphasis added).  In recommending that shareholders be protected by "Commission scrutiny,"  the Commission did not recommend that shareholders have an opportunity to approve proposed substitutions.  Instead, the Commission observed that "shareholders would also have an opportunity to state their views about the proposed substitution" during the public notice period for applications.  Id. Requiring Contract Owner approval of Proposed Substitutions 1, 3, and 7, therefore, would turn the policy of Section 26(c) on its head by deferring to the very investors whom the Commission advised Congress were seldom in a position to judge the merits of a proposed substitution.

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Second, neither Congress, the Commission, nor state insurance regulators have promulgated voting standards for separate accounts, and the Separate Accounts do not have their own voting standards.  Rather, as you know, separate accounts pass-through or echo-vote the underlying fund shares that they own consistent with Section 12(d)(1)(E) of the 1940 Act.  As a result, there are no applicable voting standards by which Contract Owner vote can properly be taken solely at the Separate Account level.  Specifically, there are no applicable standards regarding matters such as quorum, notice, or votes required to pass a proposal to approve any Proposed Substitution.  Unlike mutual fund shareholders who are subject to the voting standards in the fund’s bylaws when they buy fund shares, no Contract Owner has acceded to any voting standards solely at the Separate Account level by investing in the Separate Account.   While the Separate Accounts in theory could apply the voting requirements of the underlying funds, such as those of either the Existing Portfolios or the Replacement Portfolios, doing so would appear to be arbitrary and without basis.  More importantly, because there are no applicable voting standards, it is conceivable that a fraction of Contract Owners could “drive” a vote not to approve a Proposed Substitution that would benefit all Contract Owners under circumstances where the Commission itself has otherwise approved the Proposed Substitution.  Applicants respectfully submit that Congress could not have intended this possibility or any similar result to occur when it amended Section 26 to require Commission approval of proposed substitutions.

Patrick F. Scott, Esq.
August 12, 2011

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Third, because Section 26(c) does not require or contemplate the approval of UIT interestholders, and because no voting standards apply, Contract Owners can not be legally bound by the “vote” of other Contract Owners on a Proposed Substitution.  A Contract Owner vote on a Proposed Substitution, therefore, would merely be “advisory” in nature and essentially a meaningless and wasteful expenditure of resources. What matters for purposes of Section 26(c), in accordance with Congressional intent, is whether the Commission has approved the Proposed Substitution.

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Fourth, Applicants respectfully submit that the facts described in the Application provide more than sufficient grounds for the Commission - without any Contract Owner vote - to find the Proposed Substitutions 1, 3,  and 7 to be consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Among other things, as relevant to the management fee difference, Applicants respectfully note the following:

Immaterial difference.  In each of Proposed Substitutions 1, 3, and 7, where the management fee of the Replacement Portfolio is higher than that of the Existing Portfolio, the amount of the difference (1, 2, and 4 basis points respectively) is immaterial.  Each of the Replacement Portfolios is an equity fund whose initial offering price per share is expected to be $10.  Using the anticipated total net assets shown in the Appendix B for the relevant Replacement Portfolios, a difference of 1, 2, and 4 basis points would equate, on an annual basis, to approximately $0.001, $0.002, and $0.004 per share.

Patrick F. Scott, Esq.
August 12, 2011

These amounts are less than either a penny per share or ½ of 1% per share which, as you know, are standards commonly used in the mutual fund industry in determining whether an NAV pricing error is material enough to merit corrective action.  The ½ of 1% standard also appears in Rule 2a-7 as the threshold for when a deviation in the amortized cost price per share for a money market fund is significant enough to merit board action.  Notably, the D.C. Circuit Court of Appeals has rejected the Commission’s assertion that a penny per share is per se material for mutual fund shares because they are quoted to the penny.  SEC v. Steadman, 967 F.2d 636, 643 (D.C. Cir. 1992) (“A penny per share is per se material, according to the SEC, because mutual funds are priced and reported in the newspapers to a penny a share. Under that logic, if a mutual fund had shares priced at $99.54, a liability that would reduce the value of each share to $99.53 would be regarded conclusively as material. But the Supreme Court has held that ‘[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important.’  We cannot imagine that a reasonable investor would think the difference between $99.54 and $99.53 a share important. That mutual funds are priced to the penny may afford convenience to investors-and provide an easy standard for the SEC to use as a benchmark for mutual fund pricing-but it does not conform in all cases to the Supreme Court's definition of materiality.”).

In light of the foregoing, Applicants respectfully submit that no meaningful investor protection purpose would be served by troubling Contract Owners to vote on such an immaterial matter when Section 26(c) already affords Contract Owners the protection of Commission scrutiny of the Proposed Substitutions.

Lower fee rates.  The rate of the management fee each Replacement Portfolio in Proposed Substitutions 1 and 3 is lower than the highest breakpoint of each corresponding Existing Portfolio’s management fee, which can go up or down based on the amount of assets under management.  By contrast, Contract Owners would benefit from the assurance that the management fee for the Replacement Funds in these Proposed Substitutions is contractually fixed at the lower rate shown.

Same or lower expenses.  In each of Proposed Substitutions 1, 3, and 7, the annual gross operating expenses are expected to be the same or lower following the Proposed Substitutions.  In addition, expense limits will be in place for two years following the Substitution Date to assure that Contract Owners investing in Replacement Portfolio Subaccounts will not incur expenses following the Proposed Substitutions that are higher than what they were prior to the Proposed Substitutions when they invested in the Existing Portfolio Subaccounts.  The Proposed Substitutions will result, therefore, in Contract Owners benefitting not only from the same or lower annual gross operating expenses basis but also from the assurance of a two-year expense guarantee on a net basis should the need arise.

Patrick F. Scott, Esq.
August 12, 2011

Commission precedent.  Finally, the Commission has issued numerous orders under Section 26(c) approving proposed substitutions where management fees increased without contract owner approval.  See, e.g., Metlife Insurance Company of Connecticut, File 812-13588, Investment Company Act Release Nos. 28678 (Mar. 25, 2009) (notice) and 28699 (Apr. 20, 2009) (order);  Riversource Life Insurance Company, File No. 812-13492, Investment Company Act Release Nos. 28527 (Dec. 4, 2008) (notice) and 28575 (Dec. 30, 2008) (order); Annuity Investors Life Insurance Company, File No. 812-13155, Investment Company Act Release Nos. 27546 (Nov. 6, 2006) (notice) and 27589, (Dec. 4, 2006)(order); Business Men's Assurance Company of America, File No. 812-13170, Investment Company Act Release Nos. 26909 (June 17, 2005) (notice) and 26987 (July 13, 2005) (order); American Skandia Life Assurance Corporation, File No. 812-11132, Investment Company Release Nos. 23689 (Feb. 10, 1999) (notice) and 23730 (Mar. 8, 1999) (order).  These and other Commission orders reflect the Commission's longstanding position that the standards of Section 26(c) do not inherently require a vote of contract owners whenever a proposed substitution results in an increase in management fees.  They also make clear that in scrutinizing proposed substitutions, the Commission accords substantial weight to other factors such as the similarity of investment objectives, policies, and risks; relative performance; overall expenses (which in some of applications cited above were higher after the proposed substitutions, unlike Proposed Substitutions 1, 3, and 7); and the reasons for the proposed substitutions, including the benefits to contract owners.   These factors, as described in the Application, as well as the de minimis differences in management fees all support the granting of a Section 26(c) order for Proposed Substitutions 1, 3, and 7 without the imposition of a costly and meaningless Contract Owner vote.

Comment 8.  On page 33, paragraph 5, please state clearly that the exercise of reallocation will not count against the number of permissible transfers under the contract.

Response:  Applicants respectfully note that the Application on page 25 states that “Each Supplement also will advise Contract Owners that from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in an Existing Portfolio (“Existing Portfolio Subaccount”) to any other Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.”  (Emphasis added.)   Accordingly, Applicants submit that no further disclosure change is necessary.

Patrick F. Scott, Esq.
August 12, 2011

Comment 9.  In the context of proposed substitutions 6, 7 and 8, the application discusses how 80 percent of the assets will be invested under normal circumstances but not how the remaining assets may be invested so that a complete comparison of the old and new portfolios may be made. Please provide additional information concerning the investment strategies for the new portfolios.

Response:  Comment complied with.  See Draft Amendment at Appendix B.

Oral Comment.  Please represent that no Replacement Portfolio would rely on any previously granted manager of manager's relief unless such action is approved by a majority of Replacement Portfolio shareholders, at a meeting whose record date is after the substitution has been affected.

Response:  Applicants respectfully submit that the standards of Section 26(c) do not support the imposition of a condition to obtain Contract Owner approval to allow a Replacement Portfolio to rely on its manager of manager’s exemptive order (“MOM order”), for the following reasons:

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The MOM order, in effect, provides that a Replacement Portfolio need only obtain the approval of its sole initial shareholder of the manager of managers arrangement before offering its shares to the public, provided that public shareholders purchase the Portfolio’s shares on the basis of a prospectus that describes the manager of managers arrangement.  Where the Replacement Portfolio has already commenced the general offering of its shares, the MOM order requires approval of the manager of managers arrangement by a majority of a Replacement Portfolio's outstanding voting securities.  Applicants note that none of the Replacement Portfolios will have commenced the general offering of its shares prior to the Proposed Substitutions.  Accordingly, the MOM order only requires the approval of the sole initial shareholder of each Replacement Portfolio.

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Section 26(c), in effect, requires the Commission to make an investment decision on behalf of UIT investors.   In the Proposed Substitutions, consistent with the MOM order, the Commission is deciding on behalf of Contract Owners whether to invest in the Replacement Portfolios based on its review of the registration statement, including a prospectus that describes the manager of managers arrangement permitted by the MOM order.  No Contract Owner approval would be required by the MOM order under these circumstances.

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In passing upon other proposed substitutions involving manager of managers arrangements, the Commission has granted several orders without imposing a requirement that contract owners approve such arrangements.  See, e.g., TIAA-CREF Life Insurance Company, File No. 812-13791, Investment Company Act Release Nos. 29687 (June 1, 2011) (notice) and 29709 (June 28, 2011) (order); Massachusetts Mutual Life Insurance Company, File No. 812-13205, Investment Company Act Release Nos. 27259 (Mar. 10, 2006) (notice) and 27282 (Apr. 5, 2006)(order); Ameritas Variable Life Insurance Company,  File No. 812-13195, Investment Company Act Release Nos. 27118 (Oct. 20, 2005) (notice) and 27147 (Nov. 15, 2005) (order); and ING USA Annuity & Life Insurance Company, File No. 812-13148, Investment Company Act Release Nos. 27024 (Aug. 1, 2005) (notice) and 27052 (Aug. 30, 2005)(order).  These orders reflect the Commission's judgment that the standards of Section 26(c) do not inherently require contract owners whose assets are being moved to an underlying fund with a manager of managers arrangement to approve the arrangement.  They also appear to reflect a reluctance on the part of the Commission to impose a contract owner approval requirement when the replacement portfolio is already in existence, presumably because of the expense and disruption associated therewith.  If that is a compelling rationale for the Commission, then Applicants could achieve the same result merely by adding the Replacement Portfolios to the Contracts and deferring the Proposed Substitutions until all of the Replacement Portfolios had existing operations.  Forcing Applicants to engage in such an exercise, however, would serve no public policy or investor protection purpose.  To the contrary, doing so would only delay the achievement of the goals of the Proposed Substitutions, which are to try to make the Contracts more attractive to existing and prospective Contract Owners as well as easier to administer.

Patrick F. Scott, Esq.
August 12, 2011

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Seeking Contract Owner approval would be costly. Applicants currently estimate that the costs of seeking Contract Owner approval of the manager of managers arrangement will  be approximately $463,000 to $495,000.    This estimate includes only direct proxy solicitation costs and not the costs associated with providing related prospectus supplements or disclosure changes.

___________________

Please contact me at your earliest convenience if you would like to discuss any of these responses.

Sincerely,

/s/ Richard T. Choi
Richard T. Choi

Enclosure